Exhibit 21.1
Subsidiaries of Luminar Technologies, Inc.

Name of Subsidiary	Jurisdiction of Organization
Luminar, LLC	Delaware
BFE Acquisition Sub II, LLC (dba Black Forest Engineering)	Delaware
OptoGration, Inc.	Delaware
Luminar GmbH	Germany